United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

THE COCA-COLA COMPANY

2.	Name of persons relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Addresses of persons relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

March 17, 2025

Dear fellow Coca-Cola shareholders,

We write in reference to the Board’s brief statement opposing our food waste shareholder proposal—Item 5 in its proxy statement. Below is the entire opposition statement (in bold, and separated into sections), followed by our responses. We’re confident you’ll agree that if anything, the Board’s statement only further justifies adoption of our proposal.

“Food waste is a global challenge, and we all have a part to play in reducing it.”

Yet, as our proposal points out, Coca-Cola’s latest Business & Sustainability Report never once addresses, nor even references, food waste. Neither does its latest Environmental Update (published August 2024).

“For The Coca-Cola Company’s global system generally, our operations result in little food waste. It is important to note that our Company purchases processed ingredients from industrial suppliers which are used in our beverages and sold in shelf stable formats, such as orange juice, apple juice and refined sugar which, again, results in little food waste.”

Pointing to parts of its business that may not be as vulnerable to food waste impacts just distracts from the need to address those that are. Such diversion tactics should not be countenanced.

“The proponent states that food waste is especially relevant for a business like Costa Coffee (“Costa”). The Coca-Cola Company owns Costa, which has over 4,000 company and franchise operated cafés and approximately 16,000 self-serve coffee bars worldwide.”

To be clear, the proposal doesn’t state that food waste is relevant for a business “like” Costa Coffee; it states that food waste is relevant for Costa Coffee. And in our view, owning a café brand with 20,000 locations indeed makes food waste highly relevant to Coca-Cola.

“In Costa’s UK company-operated stores, waste data is recorded in detail...”

If Costa is already measuring waste in detail, then simply disclosing food waste measurements—as Starbucks does—should not be at all overly burdensome.

“...and monitored against internal goals.”

In addition to its request that Coca-Cola disclose food waste measurements, our proposal also asks it to establish reduction goals. So, if one of the company’s brands (Costa) already has goals, then simply disclosing them should also pose no great burden—and doing so could indeed implement that aspect of our proposal.

“To help reduce food waste, Costa has deployed a number of interventions, including optimizing product ranges, improving forecasting and stock management, and discounting goods with shorter shelf lives. Where possible, surplus food and coffee ground waste is also collected and sent to facilities who give waste a second life, for example, through anaerobic digestion or production of biomass fuels. For a number of years, Costa has been engaged in industry collaborations, including efforts to divert surplus edible food waste.”

In our view, the more a company invests in food waste reduction, the more shareholders deserve the fundamental data needed to understand the return on that investment—which is precisely what our proposal requests. Indeed, that Costa “has deployed a number of interventions” to reduce food waste clearly shows that food waste is relevant to the company and is even more reason to disclose food waste measurements. Otherwise, shareholders have no measure of if/how those interventions are working.

“As an example, in 2023, Costa saved over 800,000 bags of food through its work with a UK surplus food rescue redistribution organization.”

This is the only food waste measurement the company provides, but it’s in a unit (“bags”) that shareholders have no way to understand. Further, the company only gives the number of bags of food waste donated—not the number generated. Thus, there is no way for shareholders to know what percentage of Costa’s total food waste these 800,000 bags represent.

Moreover, for all its references to the other parts of its operations where food waste may not be so problematic—and for all its references to how Costa is working to reduce food waste—there were still at least 800,000 bags of surplus food in one year alone. And we don’t know—because the company isn’t disclosing—how much more food waste is generated.

That’s the information shareholders should be informed about though. Coca-Cola shouldn’t distract shareholders with the shelf-stable aspects of its operations, but on those aspects that generate hundreds of thousands (perhaps even millions, when totaled) of “bags” of food waste each year. Instead, it should meaningfully report on the amounts of food waste generated, the amounts it’s able to divert from landfills, and its targets for reducing that waste.

“At The Coca-Cola Company we focus our efforts where we can have the greatest impact, specifically at the intersection of our sustainability priorities of water, packaging and climate.”

We refer shareholders to (1) the opposition statement’s opening line, in which Coca-Cola acknowledges it must play a part in reducing food waste, and (2) the opposition statement’s content regarding Costa Coffee’s focus on food waste—including that, apparently, it already measures waste and has goals for reducing it. These statements show that food waste is clearly significant to the company’s business.

“We are committed to reporting on these areas in the future along with fulfilling the requirements of relevant regulatory schemes.”

While we appreciate the company’s pledge to report on water, packaging, and climate, our proposal calls for action on a distinct and critical issue: food waste. On that crucial issue, as our proposal points out, for years, Costa’s website has claimed that it’s “striving to get better data on exactly how much food gets wasted across our stores, so that we can put in place interim targets to achieve our ultimate aspiration that ‘no edible food should go to waste’.” Yet still, the company discloses neither its total food waste, nor measurable targets.

And that’s the key point of our proposal. The company already says it’s “striving” for food waste data and intends to implement targets so no edible food goes to waste. Our proposal simply suggests that after years of striving, it’s time for the company to advance to reporting and achieving. And any aspects of its opposition statement that suggest otherwise would be a retreat from Costa’s long-time declarations.

In summation: (1) as our proposal notes, food waste reduction has proven financial benefits, (2) based on its opposition statement, Costa seems to already be measuring food waste and have some food waste reduction goals, (3) this proposal only seeks improved disclosure on the topic, and (4) that request is aligned with the statements Costa has been making for years about working to measure food waste and set reduction targets. Thus, we believe support for the proposal is clearly warranted. Thank you.

We’re not asking for and can’t accept your proxy. Please vote “FOR” Item 5.